Exhibit 4.2
Description of Class B Stock
The Federal Home Loan Bank of Cincinnati’s Class B Stock is registered under Section 12(g) of the Securities Exchange Act of 1934. The terms of the Class B Stock are interwoven with our capital requirements and with the terms of our Capital Plan, which is found at Exhibit 4.1.

THE CLASS B STOCK

General
Currently, our only authorized class of capital stock is our Class B Stock, par value $100 per share. We have the right in the future, with Federal Housing Finance Agency (Finance Agency) approval, to issue Class A Stock or subclasses of Class B Stock. All shares of Class B Stock are issued at their par value, and there is no limit on the number of shares of Class B Stock that we may issue or have outstanding.

Shares of Class B Stock are not certificated and are held in book entry form on the register of the FHLB. We act as transfer agent for our Class B Stock.

Holders of the Class B Stock collectively own the entire retained earnings, surplus, undivided profits and equity reserves of the FHLB but have no right to receive any of these except through the declaration of dividends or capital distributions by our Board of Directors or upon liquidation of the FHLB.

Voting Rights

The Finance Agency has authorized us to have a total of 18 directors: 10 Member directors and eight Independent directors. Two of our Independent directors are designated as Public Interest directors and all 18 directors are elected by our members.

For both Member and Independent directorship elections, a member institution may cast one vote per seat or directorship up for election for each share of stock that the member was required to hold as of December 31 of the calendar year immediately preceding the election year. However, the number of votes that any member may cast for any one directorship cannot exceed the average number of shares of FHLB stock that were required to be held by all members located in its state. Our Board of Directors does not solicit proxies nor is any member institution permitted to solicit proxies in an election. There is no cumulative voting in the election of directors.

Each member is entitled to one vote on any other business brought before an annual or special meeting of the FHLB’s stockholders.

Dividends
We may only pay dividends out of retained earnings or current net earnings. Generally, the Board of Directors has discretion to declare or not declare dividends and to determine the rate of any dividend declared. However, the Board of Directors may not declare or pay a dividend that results in the FHLB not meeting any of its capital requirements. Moreover, the Board of Directors may not declare any dividend when the FHLB is not in compliance with all of its capital requirements or if we determine that the dividend would create a safety and soundness issue.

Dividends may be paid in additional shares of Class B Stock, in cash, in a combination of the two or in any other form selected by the Board of Directors. Dividends are not cumulative.

Redemptions and Repurchases
Generally, the Class B Stock is redeemable on five years’ written notice from a member to the FHLB. In addition, we have the right to repurchase all or any part of a member’s excess stock on five days’ prior written notice. All redemptions and repurchases must be made at the Class B Stock’s par value of $100 per share. As described in

“Restrictions on Redemptions and Repurchases” below, there are certain circumstances under which we may not redeem or repurchase shares of Class B Stock.

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Redemption of Members’ Excess Stock. A member may at any time file one or more redemption notices with the FHLB requesting redemption of some or all of its shares of Class B Stock. Although any shares may be the subject of a redemption notice, only shares that are held in the member’s Excess Stock Account at the end of the redemption period may be redeemed. A member continues to receive dividends on shares that have been targeted for redemption and, if the dividends are paid in shares of stock, also may target those dividend shares for redemption. The member may not have more than one redemption notice outstanding at any time covering the same shares of Class B Stock.

A redemption notice is cancelled automatically if and to the extent that, at the end of the redemption period, the FHLB cannot redeem all of the shares covered by the notice because the member will not have sufficient Required Shares after the redemption.

At the end of the five-year redemption period, assuming that the redemption notice has not been cancelled, that the targeted shares have not already been repurchased by us and that we are not then prohibited from redeeming shares, the FHLB must redeem the excess shares covered by the notice and make payment to the member in immediately available funds. If at any time we are unable to redeem all shares of Class B Stock that are the subject of members’ redemption notices, we must honor the redemption requests in the order received.

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Repurchase of Members’ Excess Stock. We may repurchase all or part of members’ excess stock on five days’ written notice to each affected member. If we decide to repurchase excess stock, we must first repurchase any shares covered by effective redemption notices that have not been fully honored. We then may repurchase shares for which members have filed redemption notices that are not yet effective. If we decide to repurchase more shares than members have tendered for redemption, the additional shares must be repurchased pro rata from members with positive balances in their Excess Stock Accounts above the level of Protected Excess Stock. Any repurchases of Class B Stock are at the sole discretion of the FHLB.

Termination of Membership in the FHLB
A member may withdraw voluntarily on five years’ written notice to the FHLB. Under certain circumstances, we may terminate a member’s membership without prior notice.

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Voluntary Withdrawal. A member wishing to withdraw its membership in the FHLB must submit a written withdrawal notice to us. We, in turn, are required to send a copy of the withdrawal notice to the Finance Agency.

During the five-year withdrawal period, the member is entitled to its regular membership rights, including the right to vote and to receive dividends. At the end of the withdrawal period, the member’s membership rights, other than the right to receive dividends on any unredeemed shares, terminate and we must redeem, at their par value and less any amounts owed to us, the shares of Class B Stock that were held by the member on the date of the withdrawal notice.

If a member purchases any shares or acquires additional shares as stock dividends after the date of its original withdrawal notice, five-year withdrawal periods begin automatically for those shares on the dates they are acquired. We have discretion to repurchase the newly acquired shares earlier to the extent that they are, or become, excess stock.

We may not redeem or repurchase shares held by a withdrawing member to the extent that those shares are required to support continuing obligations of the withdrawing member to the FHLB. See “Additional Withdrawal Conditions” below. In addition, the restrictions described under “Restrictions on Redemptions and Repurchases” could prevent us from redeeming shares at the end of a withdrawal period. If at any time we are unable to redeem all shares of Class B Stock that are the subject of members’ withdrawal notices, we must honor the notices in the order in which they became effective.

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Involuntary Withdrawal. The Board of Directors may terminate membership of an institution that (a) has not complied with any provision of the Capital Plan, the Federal Home Loan Bank Act (Act) or the Regulations, (b) has become insolvent or (c) would jeopardize the safety and soundness of the FHLB if it were to remain a member. In such an event, membership terminates as of the date the Board of Directors acts, and the institution loses all its membership rights except the right to receive dividends until its Class B Stock is redeemed.

A five-year redemption period for the shares of Class B Stock then held by the former member begins on the date its membership terminates. At the end of the period, we must redeem those shares at their par value, less any amounts owed the FHLB. Five-year redemption periods automatically begin for any shares acquired as stock dividends after membership terminates. We have discretion to repurchase these additional shares earlier to the extent that they are not required to support any indebtedness of the former member to, or business transaction with, the FHLB.

The repurchase of a former member’s shares is subject to the requirements described below under “Additional Withdrawal Conditions” and “Restrictions on Redemptions and Repurchases.”

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Additional Withdrawal Conditions. Any amounts owed to the FHLB must be offset against payment for a member’s shares of Class B Stock when the member withdraws, either voluntarily or involuntarily, as a member. To the extent that shares of Class B Stock held by a withdrawing member are required to support (at up to the Maximum Allocation Percentage) any indebtedness of the member to, or business transaction of the member with, the FHLB, we may not redeem or repurchase those shares until the indebtedness has been paid or the business transaction settled. For this purpose, all shares of Membership Stock held on the date of withdrawal and all shares subsequently received in the form of a capital stock dividend are first allocated to the former member’s Activity Stock Account until the Maximum Allocation Percentage is reached. Next, the shares are allocated to the Member’s Excess Stock Account and, thus, are subject to repurchase at our discretion. As the former member’s obligations to the FHLB decrease, shares in excess of the Maximum Allocation Percentage may be repurchased assuming that, at the time, there are no restrictions on redemptions. Nonetheless, the member’s membership in, and rights as a member of, the FHLB terminate on the applicable date, despite the fact that the institution continues to hold shares of Class B Stock.

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Rejoining. With certain limited exceptions, a member that has divested, or been divested of, all shares of our or another FHLB’s capital stock may not rejoin or acquire shares of our or any other FHLB’s stock for five years after the divestiture is complete.

Restrictions on Redemptions and Repurchases
Under certain circumstances, we may not redeem or repurchase any shares of our Class B Stock, even if the required five-year redemption or withdrawal period has ended and the shares are in excess of those required to support a member’s membership in and activity with, or a former member’s continuing obligations to, the FHLB.

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We may not redeem or repurchase shares of Class B Stock if we are not then in compliance with any of our minimum capital requirements or if, after the redemption or repurchase, we would not meet any of those capital requirements.

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Even if we are in compliance with our capital requirements, we may not redeem or repurchase shares of Class B Stock without prior Finance Agency approval if we have incurred, or are likely to incur, losses that result in the value of total equity falling, other than temporarily, below our aggregate capital stock amount.

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We may suspend redemptions of shares of Class B Stock if we believe that continued redemptions would cause us not to meet our minimum capital requirements, prevent us from maintaining adequate capital against potential risks or otherwise prevent us from operating in a safe and sound manner. We must notify the Finance Agency if we suspend redemptions. During the time that redemptions are suspended, we may not repurchase any shares of Class B Stock without Finance Agency permission.

Transfers
With the FHLB’s prior approval, a member with a positive balance in its Excess Stock Account may transfer any of those shares to another member or to an institution that has been approved for membership. A member wishing to transfer all, or a portion of, its Excess Stock Account must submit a request in writing at least 30 days prior to the desired date of transfer. Shares of Class B Stock may not be transferred to any other persons or entities. All transfers must be made at the Class B Stock’s par value of $100 per share.

Consolidation of Members
If two or more members consolidate into one institution, the Class B Stock of the disappearing member(s) transfers to the surviving member and is allocated as appropriate to that member’s Stock Accounts.

If a member consolidates with and into a member of another FHLB, the disappearing member’s membership generally terminates when its charter is cancelled. Similarly, if a member consolidates with and into an institution that is not a member of any FHLB, the member’s membership terminates when its charter is cancelled, unless the surviving institution applies to become, and is accepted as, a member of the FHLB. In each case, the FHLB may not redeem or repurchase any of the disappearing member’s Class B Stock that is required to support remaining indebtedness to or business transactions with the FHLB until all of that indebtedness or those transactions have been extinguished or settled.

Liquidation Rights
If the FHLB is liquidated, holders of Class B Stock are entitled to receive any retained earnings, surplus, undivided profits, equity reserves and other net proceeds of the liquidation in proportion to their respective shares of then-outstanding Class B Stock, subject to the authority of the Finance Agency under the Act and Regulations.

Class B Stock Not Convertible
The Class B Stock is not convertible into any other class of stock or other security.

Calls and Assessments
Issued shares of Class B Stock are not subject to future assessments by the FHLB. However, an increase by the FHLB in the number of shares members are required to hold in their Membership Stock Accounts or in the minimum number of shares required in members’ Activity Stock Accounts would, in effect, constitute a “capital call” on members to purchase additional shares of Class B Stock.